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                                                                    Exhibit 14.1

                               VESTIN GROUP, INC.

                              VESTIN MORTGAGE, INC.

                 CODE OF ETHICS FOR PRINCIPAL EXECUTIVE OFFICER

                          AND SENIOR FINANCIAL OFFICERS

                            (ADOPTED MARCH 30, 2004)

I.    INTRODUCTION

      Vestin Group, Inc. ("Vestin Group") expects the highest ethical conduct from its and Vestin Mortgage, Inc.'s (together with Vestin Group, "Vestin") principal executive officer and senior financial officers. Your full compliance with this Code and Vestin's Code of Business Conduct and Ethics is mandatory. You are expected to (i) foster a culture of transparency, integrity and honesty, and (ii) ensure that everyone in your organization also fully complies with this Code.

II.   CONFLICTS OF INTEREST

      You must avoid any personal activity, investment or association that could appear to interfere with good judgment concerning Vestin's best interests. You may not exploit your position or relationship with Vestin for personal gain. You should avoid even the appearance of conflict. Some examples that are likely conflicts of interest are: (i) to cause Vestin to engage in a business transaction with your relatives or friends, (ii) to use nonpublic information of Vestin or its clients or vendors for personal gain by you, your relatives or friends, (iii) receive a loan, guarantee of obligation or receive more than a modest gift from Vestin or a third party as a result of your position at Vestin, or (iv) compete or prepare to compete with Vestin while still employed by Vestin.

III.  ACCURATE PERIODIC REPORTS

      As you are aware, full, fair, accurate, timely and understandable disclosures in Vestin's periodic reports is legally required and is essential to the success of Vestin's business. Vestin expects that you will exercise the highest standard of care in preparing such reports which includes:

            (a) Maintaining all of Vestin's accounting records as well as reports produced from those records, in accordance with the laws of each applicable jurisdiction;

            (b) Maintaining all records fairly and accurately to reflect the transactions and occurrences for which they relate;

            (c) Maintaining all records fairly and accurately to reflect in reasonable detail, Vestin's assets, liabilities, revenues and expenses;

            (d) Ensuring Vestin's accounting records do not contain any false of intentionally misleading entries;
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            (e) Ensuring that none of Vestin's transactions are intentionally misclassified as to accounts, departments or accounting periods;

            (f) Ensuring that all transactions are supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

            (g) Never concealing information from the internal auditors or the independent auditors of Vestin; and

            (h) Complying with Vestin's system of internal accounting controls at all times.

IV.   COMPLIANCE

      You are expected to comply with both the letter and spirit of all applicable government laws, rules and regulations. If you fail to comply with this Code, with Vestin's Code of Business Conduct and Ethics and/or with applicable laws, you will be subject to disciplinary measures, including possible immediate termination of employment with Vestin.

V.    REPORTING VIOLATIONS

      Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow employees. If you are powerless to stop suspected misconduct or discover it after it has occurred, you must either report it to the appropriate level of management or the general counsel of the Company (the "General Counsel") or directly contact the Audit Committee of the Board of Directors of Vestin by sending a detailed note with relevant documents to 2920 North Green Valley Parkway, Suite 821, Henderson, Nevada 89014.

      All calls, detailed notes and/or emails will be dealt with confidentially. You have the commitment of Vestin and of the Audit Committee of the Board of Directors that you will be protected from retaliation.

VI.   CONCLUSION

      In the final analysis, you are the guardian of Vestin's ethics. While there is no universal rules, when in doubt ask yourself:

      - Would I feel comfortable if the action I'm taking is fully publicized in the media with all the details, including my photo?

      - Could I testify in a court of law or before a government agency about my action without exposing Vestin or myself to liability?

      - Will my action seem like the appropriate one the next day or over time?

      - Would I feel comfortable telling my co-workers, my family, my friends or my religious leader about my action?


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      If you uncomfortable with your answer to any of the above, you should not take the contemplated actions without first discussing them with the appropriate level of management, the General Counsel or the Audit Committee of the Board of Directors.

VII.  ACKNOWLEDGMENT OF RECEIPT OF CODE OF ETHICS

      I have received and read the Company's Code of Ethics. I understand the standards and policies contained in the Company Code of Ethics and understand that there may be additional policies or laws applicable to me or my job with the Company. I agree to comply fully with the standards, policies and procedures contained in the Code of Ethics and the Company's related policies and procedures.

      If I have questions concerning the meaning or application of the Company Code of Ethics, any Company policies, or the legal and regulatory requirements applicable to my job, I know I can consult the Human Resources Department, knowing that my questions or reports to these sources will be maintained in confidence. I further understand that I have an obligation to report to the General Counsel or the Audit Committee of the Board of Directors any suspected violations of the Code of Ethics that I am aware of.

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Name

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Signature

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Date

      All executive officers must sign and return this form to the Human Resources Department.


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